UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SIDECHANNEL, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock with an Exercise Price of $0.36

(Title of Class of Securities)

N/A

(CUSIP Number of Warrants)

Ryan Polk

Chief Financial Officer

SideChannel, Inc.

146 Main Street, Suite 405

Worcester, MA 01608

Phone: (508) 925-0114

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Michael E. Storck, Esq. Paul J. Schulz, Esq. Lippes Mathias LLP

50 Fountain Plaza, Suite 1700

Buffalo, New York 14202

(716) 853-5100

CALCULATION OF FILING FEE

Transaction valuation* $0.5 million; Amount of filing fee* $69

* Estimated for purposes of calculating the amount of the filing fee only. SideChannel, Inc. (“SideChannel” or the “Company”) is offering to holders of certain of its warrants, as more fully described herein, the opportunity to exchange such warrants for shares of the Company’s common stock, par value $0.001 per share (“Shares” or “Common Stock”) by tendering six (6) warrants with an exercise price of $0.36 in exchange for one (1) share of our Common Stock and to exchange such warrants for new warrants (“New Warrant” or “New Warrants”) by tendering two and one-half (2.5) warrants with an exercise price of $0.36 in exchange for one (1) New Warrant. The amount of the filing fee assumes that all outstanding warrants that are the subject of the offer will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was determined assuming that all warrants to purchase SideChannel’s Common Stock eligible to participate in the Offer are exchanged, and that the approximately 9.3 million shares issued as a result of the Offer have an aggregate value of $0.5 million calculated based on the average of the low and high trading price on October 31, 2023 which was $0.05.

The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $147.60 per million dollars of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Amendment No. 1

This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on November 6, 2023 by SideChannel, Inc., a Delaware corporation (the “Company” or “SideChannel”).

This Schedule TO relates to the offer by the Company to holders of certain of the Company’s outstanding warrants (“2021 Investor Warrants”). The offer is made upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated November 6, 2023 (the “Offer to Exchange”), and in the related Offer to Exchange materials which are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), and (a)(1)(D) to this Schedule TO (which the Offer to Exchange and related Offer to Exchange materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”). This is an Offer for all or none of the 2021 Investor Warrants. The Offer is subject to the requirement that all of the 2021 Investor Warrants must be tendered by all eligible holders of the 2021 Investor Warrants.

The 55,549,615 2021 Investor Warrants subject to our Offer to Exchange consist of warrants to purchase an aggregate of 55,549,615 Shares issued to certain investors in 2021 with a five-year term and with an exercise price of $0.36. Under the Offer to Exchange, the holders of the 2021 Investor Warrants will be entitled to receive one (1) share of Common Stock for each six (6) 2021 Investor Warrants exchanged (“Investor Exchange Ratio for Stock”) and one (1) Amended New Warrant (as more-particularly described below and attached as Exhibit (a)(1)(F)) for each two and one half (2.5) 2021 Investor Warrants exchanged, exercisable for five (5) years at an exercise price of $0.18 per share (“Investor Exchange Ratio for Warrants”). The Investor Exchange Ratio for Stock and the Investor Exchange Ratio for Warrants are collectively referred to as the “Investor Exchange Ratios”. The “Offer Period” is the period commencing on November 6, 2023 and ending at 5:00 p.m., Eastern Time, on December 15, 2023, or such later date to which the Company may extend the Offer (the “Expiration Date”). If all of the 2021 Investor Warrants are tendered, the Company will issue approximately 9.3 million Shares and 22.2 million New Warrants. The Investor Exchange Ratios were selected by the Company in order to provide the holders of the 2021 Investor Warrants with an incentive to exchange the 2021 Investor Warrants.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and 12

The Offer to Exchange and Items 1 through 9 and 12 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Exchange, are hereby amended by adding the following text thereto:

“On November 14, 2023, the Company amended the form of the New Warrant attached as Exhibit (a)(1)(D). The modifications to the form of the New Warrant include the removal of a Cashless Exercise restriction and the clarification of the Automatic Conversion clause (“Amended New Warrant”). The form of the Amended New Warrant is attached as Exhibit (a)(1)(F). The Company has indicated that as of 5:00 p.m. Eastern Time on November 13, 2023, approximately 12,850,004 warrants had been validly tendered into and not validly withdrawn from The Offer, representing approximately 23.1% of the Warrants.”

Amendments to the Offer to Exchange and Exhibits to the Schedule TO

All references to “the form of the New Warrant” and the “New Warrant” set forth in the Offer to Exchange Common Stock for Certain Outstanding Warrants (Exhibit (a)(1)(A)), and Letter of Transmittal for the Investor Warrants (Exhibit (a)(1)(C)), are hereby amended and replaced with the Amended New Warrant on November 14, 2023 and attached hereto as Exhibit (a)(1)(F).

Exhibit (a)(1)(G), a presentation regarding the Offer to Exchange prepared for discussion with the Holders of the 2021 Investor Warrants, has been added to the Schedule TO.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(F)	2023 Common Stock Purchase Warrant as Amended on November 14, 2023 *
(a)(1)(G)	Warrant Exchange Offer Presentation *

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIDECHANNEL, INC.

Date: November 14, 2023	By:	/s/ Ryan Polk
	Name:	Ryan Polk
	Title:	Chief Financial Officer